SEC
Mail Processing
Section

MAR 0 1 2010

[redacted]

SEC 10026370 ISSION

Washington, D.C. 20549

Washington, DC
122

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-66306

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TORSIELLO SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 TIMES SQUARE, 10TH FLOOR
(No. and Street)

NEW YORK	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MARIO TORSIELLO (646) 485-0534
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GREENE, ARNOLD G., CPA
(Name – *if individual, state last, first, middle name*)

866 UNITED NATIONS PLAZA	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MARIO P. TORSIELLO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TORSIELLO SECURITIES, INC., as of DECEMBER 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT & CEO

Title

Notary Public

YOLANDA LaGUERRA
Notary Public, State of New York
No. 01L[illegible]4977093 New York
Certificate Filed in New York County
Commission Expires January 23, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TORSIELLO SECURITIES, INC.

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITOR'S REPORT

FORM X-17A-5

FOR THE YEAR ENDED

DECEMBER 31, 2009

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

TORSIELLO SECURITIES, INC.

CONTENTS

DECEMBER 31, 2009

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017

(212) 751-6910
FAX (516) 742-5813

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and
Stockholder's of

TORSIELLO SECURITIES, INC.

I have audited the accompanying statement of financial condition of Torsiello Securities, Inc., as of December 31, 2009, and the related statements of income and expense, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Torsiello Securities, Inc., as of December 31, 2009, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules listed in the accompanying index is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arnold G. Greene

February 10, 2010

TORSIELLO SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

ASSETS

Cash and cash equivalents		$ 423,762
Accounts receivable		17,988
Property and equipment (net of accumulated Depreciation of $4,169)		1,217
Other assets		1,109
Total assets		**$ 440,076**

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:

Accounts payable and accrued expenses		$ 375,174
Total liabilities		**375,174**

STOCKHOLDERS'S EQUITY:

Common stock, no par value 1452 shares authorized; 72 shares issued and outstanding	$ 18,000	
Additional paid-in-capital	58,803	
Retained earnings-deficit	(7,901)	
Total stockholder's equity		**68,902**
Total liabilities and stockholder's equity		**$ 440,076**

See notes to financial statements.

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

TORSIELLO SECURITIES, INC.

STATEMENT OF INCOME AND EXPENSE

FOR THE YEAR ENDED DECEMBER 31, 2009

Revenues:		
Advisory fee income		$ 697,000
Client expense reimbursement		38,935
Total revenue		**735,935**
Expenses:		
Employee compensation	$ 547,611	
Occupancy costs and services	20,350	
Telephone	7,173	
Regulatory fees and expenses	1,501	
Professional fees	20,365	
Insurance	43,819	
Office expense	4,924	
Depreciation	915	
Taxes	16,821	
Office supplies	2,251	
Travel and Entertainment	61,081	
Other expenses	8,844	
Total expenses		**735,655**
Income before federal income tax		280
Less: Federal income tax		-0-
Net income		**$ 280**

See notes to financial statements.

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

TORSIELLO SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

Cash flows from operating activities	
Net income	$ 280
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	915
Increase (decrease) in cash resulting from changes in Operating assets and liabilities	
Increase in other assets	(1,055)
Accounts receivable	(14,517)
Accrued expenses and other liabilities	348,802
Net cash provided by operating activities	**334,425**
Cash flows from investing activities	
Repayment of loans to shareholder	(557)
Net cash provided by investing activities	**(557)**
Net increase in cash and cash equivalents	**333,868**
Cash	
Beginning, January 1, 2009	89,894
Ending, December 31, 2009	**$ 423,762**

See notes to financial statements

TORSIELLO SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2009

Stockholder's equity, January 1, 2009	$ 68,622
Add: Net income	280
Stockholder's equity, December 31, 2009	**$ 68,902**

See notes to financial statements.

TORSIELLO SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2009

1. ORGANIZATION AND NATURE OF OPERATIONS:

Torsiello Securities, Inc. (the "Company"), was a wholly-owned subsidiary of Torsiello Capital Partners, LLC (the "Parent") upon its formation on October 13, 2003 and is incorporated under the laws of Delaware. On June 30, the NASD granted approval to the Company to distribute 100% ownership to the three individual shareholders of the Parent. As of December 31, 2009, a single individual owns all outstanding shares.

The Company is engaged in the business of a broker and dealer in securities as those terms are defined in the Securities Exchange Act of 1934, as amended, and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

The Company engages in the investment banking business by providing financial advisory services to institutional customers, advising and arranging capital sourcing and mergers and acquisitions on its behalf and on the behalf of an affiliate, Torsiello Capital Advisers Inc., an entity affiliated through a common ownership interest with the stockholder, under which the Affiliate is engaged by clients seeking financial advisory services, and if such engagement lead to clients wishing to effect or execute a private placement of securities, then the Affiliate will engage the Company to assist in providing such services. Pursuant to such agreement, the Affiliate also utilizes the resources of the Company for research and project development work as it relates to prospective engagements of the Affiliate The Company's activities also include the private placement of debt and equity securities on behalf of clients.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Cash Equivalents

The Company considers all short-term investments with a maturity of three months or less when purchased to be cash equivalents.

Property and Equipment

Property and equipment are stated at cost. Maintenance and repairs are charged to expense as incurred. The cost of major additions and betterments is capitalized. When property or equipment is sold or otherwise disposed of, the coast and related accumulated depreciation and amortization are eliminated from the accounts and any resulting gain or loss is reflected in income. Depreciation is provided for using the straight-line method over the estimated useful lives of the related assets.

Revenue Recognition

Investment banking, service and advisory fees arise from securities transactions in which the Company acts as an agent, along with fees earned from providing financial advisory services to its affiliates.

Notes to Financial Statements continued-

Investment banking fees, especially contingency fees, are recognized at the time the transaction is consummated. Advisory fees to third parties or affiliates are recognized based on the terms of the underlying contract and as such services are rendered.

The Company records client expense reimbursements arising from out-of-pocket expenses incurred and re-billed to clients as revenue in the accompanying statements of operations rather than as a reduction of the expenses incurred in accordance with EITF 01-14 "Income Statement Characterization of Reimbursements Received for "Out-of-pocket" Expenses Incurred."

Income Taxes

Deferred tax assets and liabilities are determined based on the difference between the financial statement carrying amounts and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. In addition, the Company may recognize deferred tax assets for future tax benefits, such as net operating loss ("NOL") carry forwards, to the extent that realization of such benefits is more likely than not.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

3. **Property and Equipment:**

Property and equipment consist of the following at December 31, 2009:

	Amount	Estimated Useful Lives
Computer and office equipment	$ 5,386	5 years
Less: accumulated depreciation	4,169	
Property and Equipment, Net	$ 1,217	

Depreciation expense for the year ended December 31, 2009 was $915.

4. **Stockholder's Equity**

As of December 31, 2009, the Company has 72 shares of common stock outstanding, all of which are held by a single individual.

Notes to Financial Statements continued-

5. **Related Party transactions - Service Fees from Affiliate:**

   On January 1, 2008, the Company amended its November 30, 2004 service agreement, previously amended on March 7, 2005 and on July 1, 2006, entered into with Torsiello Capital Advisors Inc. (the "Affiliate"). The Company is compensated with a monthly retainer for its services and a transaction fee, to be determined on a deal to deal basis. Service fees earned from this agreement for the year ended December 31, 2009 amounted to $697,000.

6. **Net Capital Requirements:**

   The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company's net capital amounted to $48,588, which was $23,576 in excess of its required net capital of $25,012. The Company's net capital ratio was 7.72 to 1 at December 31, 2009. In January 2010 the Company filed Part IIA of Form X-17a-5 (unaudited) and reported the same net capital of $48,588.

7. **THE COMPANY CLAIMS EXEMPTION FROM THE REQUIREMENTS OF RULE 15c3-3 UNDER SECTION (K) (2) (i) OF THE RULE.**

8. **Revenue and Expense Sharing Agreement:**

   On October 1, 2007, the Company formalized a new sub-lease and office services agreement (the"Agreement") with an unrelated party, retroactively effective to February 15, 2007. The Agreement provides for use of office space and certain related office services in perpetuity, cancelable by either party at any time with 12-months notice.

   Rent expense incurred under the Agreement for the year ended December 31, 2009 was $20,350.

TORSIELLO SECURITIES, INC.

COMPUTATION OF NET CAPITAL

DECEMBER 31, 2009

Common Stock		$ 18,000
Additional paid-in-capital		58,803
Retained earnings-deficit		(7,901)
		68,902
Less: non-allowable assets		(20,314)
Net capital before haircuts		48,588
Less: haircuts on securities		-0-
Net capital		**48,588**
Greater of:		
Minimum dollar net capital required	$5,000	
or		
Minimum net capital required: (6.67% of aggregate indebtedness $375,174)	$25,012	25,012
Excess net capital		**$ 23,576**

AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses, etc.	**$375,174**
Percentage of aggregate indebtedness to net capital	**772.15%**

See notes to financial statements.

TORSIELLO SECURITIES, INC.

RECONCILIATION OF NET CAPITAL WITH FOCUS REPORT

DECEMBER 31, 2009

Net capital per company's unaudited X-17A-5, Part IIA Filing (Focus Report)	$48,588
Audit Adjustments	-0-
Net capital per audited report, December 31, 2009	$48,588

TORSIELLO SECURIITES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2009

The Company claims exemption from the requirements of rule 15c-3-3, under Section (k) (2) (i) of the rule.

TORSIELLO SECURITIES, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2009

The Company claims exemption from the requirements of rule 15c3-3, under Section (k) (2) (i) of the rule.

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017

(212) 751-6910
FAX (516) 742-5813

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Stockholder's of

TORSIELLO SECURITIES, INC.

In planning and performing our audit of the financial statements and supplementary schedules of Torsiello Securities, Inc. (the "Company") for the year ended December 31, 2009, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(l) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affect the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report recognized that it is not practicable in an organization the size of the Company to achieve all the divisions of duties and crosschecks generally included in a system internal accounting control, and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, Inc. (FINRA) and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 10, 2010

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT